Exhibit 99.2

Intellipharmaceutics International Inc.

NOTICE OF 2015
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND
MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of Intellipharmaceutics International Inc. (the “Company”) will be held at The National Club, 303 Bay Street, Toronto, Ontario on Tuesday, April 21, 2015, at 10:30 a.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the financial year ended November 30, 2014, and the auditor’s report thereon;

2.	to elect six (6) directors;

3.	to reappoint the auditor and to authorize the directors to fix the auditor’s remuneration;

4.	to pass a resolution to approve all unallocated options, rights and entitlements under the Company’s stock option plan; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular prepared for the Meeting.  The Company is utilizing the notice-and-access mechanism that came into effect on February 11, 2013, under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, for distribution of the Management Proxy Circular prepared for the Meeting.

Notice-and-access is a new set of rules that allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to shareholders. Electronic copies of the Management Proxy Circular and other Meeting related materials may be found on the Company’s pages on SEDAR at www.sedar.com and also on www.intellipharmaceutics.com/proxy.cfm.

Shareholders with questions about notice-and-access can call the Company toll-free at 1-800-275-0139.  Shareholders may obtain paper copies of the Management Proxy Circular free of charge up to and including the date of the Meeting, including any adjournment of the Meeting at the same toll-free number. A request for paper copies which are required in advance of the Meeting should be sent so that it is received by the Company by at least five business days in advance of the proxy deposit date of the meeting, in order to allow sufficient time for the shareholders to receive the paper copies and to return their relevant voting document by their due date.

DATED at Toronto, Ontario, March 9, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ John Allport John Allport Secretary

NOTES:

1.
Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of Proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2.
As provided in the Canada Business Corporations Act, the directors have fixed a record date of March 6, 2015.  Accordingly, shareholders registered on the books of the Company at the close of business on March 6, 2015 are entitled to notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Company at the close of business on March 6, 2015 are entitled to vote at the Meeting.

4.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR OF
INTELLIPHARMACEUTICS INTERNATIONAL INC.

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF INTELLIPHARMACEUTICS INTERNATIONAL INC. (THE “COMPANY”) FOR USE AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE COMPANY (THE “MEETING”) TO BE HELD AT THE NATIONAL CLUB, 303 BAY STREET, TORONTO, ONTARIO ON TUESDAY, APRIL 21, 2015, AT 10:30 A.M. (TORONTO TIME) FOR THE PURPOSES SET OUT IN THE NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF.  Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the form of proxy provided with respect to the Meeting to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, by 10:30 a.m. two business days preceding the day of the Meeting. The addressed envelope that accompanies the form of proxy may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors and employees of the Company may also solicit proxies by telephone, by facsimile or in person. The cost of solicitation by management of the Company (“Management”) will be nominal and will be borne by the Company.

The persons named in the form of proxy provided with respect to the Meeting are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department or fax the proxy to (416) 368-2502 or 1-866-781-3111 or email to proxy@canstockta.com before 10:30 a.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the reappointment of Deloitte LLP, Chartered Professional Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration; and (iii) for the resolution to approve all unallocated options, rights and entitlements under the Company’s stock option plan as more particularly described in this Management Proxy Circular.  All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The form of proxy provided with respect to the Meeting confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and to other matters that may properly come before the Meeting. As at the date hereof, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing, including another completed form of proxy, executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with respect to the Meeting and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a “Service Company”). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Solicitation of Proxies”.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder’s (or such other person’s) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form.

NOTICE-AND-ACCESS

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the distribution of this Management Proxy Circular to all shareholders, including Beneficial Shareholders.

Notice-and-access is a new set of rules adopted by the Canadian Securities Administrators. Notice-and-access allows issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via a secured website, rather than mailing paper copies of such materials to shareholders. Electronic copies of this Circular and other Meeting related materials may therefore be found on www.intellipharmaceutics.com/proxy.cfm  or the Company’s pages on SEDAR at www.sedar.com. Shareholders are reminded to review the Management Proxy Circular before voting.

Although this Management Proxy Circular will be posted electronically on-line as noted above, shareholders will receive paper copies of a “notice package” via prepaid mail, courier or the equivalent containing information prescribed by NI 54-101, along with the relevant voting document.

The Company anticipates that notice-and-access will directly benefit the Company through a substantial reduction in both postage and material costs and also promotes environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Shareholders with questions about notice-and-access can call the Company toll-free at 1-800-275-0139. Shareholders may obtain paper copies of this Management Proxy Circular free of charge up to and including the date of the Meeting, including any adjournment of the Meeting by contacting the Company at the same toll-free number. A request for paper copies which are required in advance of the Meeting should be sent so that it is received by the Company by at least five business days in advance of the proxy deposit date of the meeting, in order to allow sufficient time for the Shareholder to receive the paper copies and to return the relevant voting document by its due date.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the information circular to certain shareholders. In relation to the Meeting, no shareholder will receive a paper copy of this Management Proxy Circular unless such shareholder specifically requests same.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the close of business on March 6, 2015 (the “Record Date”), there were issued and outstanding 23,541,611 common shares of the Company without nominal or par value, each carrying the right to one vote per share.

Each shareholder of record as of the close of business on the Record Date will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the Record Date. To the knowledge of the directors and officers of the Company, other than as set out below, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company:

Name	Number of Common Shares	Percentage of Issued and Outstanding Shares
Odidi Holdings Inc.(1)(2)	5,997,751	25.5%

Notes:

(1)
A private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust. On January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture (the “Debenture”) in the aggregate principal amount of US$1.5 million, which was originally due to mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the US$1.5 million of proceeds for the Debenture. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015.

(2)	Does not include any common shares issuable upon exercise of outstanding options or upon conversion of the Debenture.

PARTICULARS OF MATTERS TO BE ACTED ON

Unless otherwise stated in this Management Proxy Circular, Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year, of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

 Background

It should be noted that the Company was formed on October 22, 2009. On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger (the “Arrangement and Merger Transaction”) whereby IPC Ltd. combined with Vasogen to continue as a publicly traded entity called Intellipharmaceutics International Inc. The arrangement resulted in IPC Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc., a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP. The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and traded on the Toronto Stock Exchange (“TSX”) and NASDAQ.

1.	Election of Directors

The articles of arrangement dated October 22, 2009 of the Company provide for a minimum of three (3) and a maximum of ten (10) directors. Effective the completion of the Arrangement and Merger Transaction, the following persons became the first directors of the Company: Dr. Isa Odidi, Dr. Amina Odidi, John N. Allport, Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith.

The board of directors of the Company (the “Board”) has fixed at six (6) the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy will vote FOR the election of the six nominees whose names are set forth below.

All of the nominees are now members of the Board and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee, if any, at their discretion, unless the shareholder has specified in the form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, their place of residence, and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company or its predecessor, Intellipharmaceutics Ltd., the number of shares of the Company beneficially owned, controlled or directed, directly or indirectly, by each of them as at the date of this Management Proxy Circular, and their attendance record at Board meetings during the period December 1, 2013 to fiscal year end, November 30, 2014.

Each proposed director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant.

Name and Position with the Company and Place of Residence	Principal Occupation and Biography	Other Public Company Boards	Director Since ____________________ Common shares beneficially owned or controlled or directed(1) ____________________ Board Meeting Attendance (including telephone meetings)(5)
Dr. Isa Odidi Director and Chairman of the Board and Chief Executive Officer Ontario, Canada
Dr. Isa Odidi is Chairman of the Board and Chief Executive Officer of the Company.  He was a co-founder, and has been an officer and/or a director of the Company or its predecessors since 1998.  From 1995 to 1998, Dr. Odidi held positions, first as Director, then as Vice President of Research of Drug Development and New Technologies, at Biovail Corporation International (since merged into Valeant Pharmaceuticals International, Inc.), a drug delivery company. Prior to 1995, Dr. Isa Odidi held senior positions in academia and in the pharmaceutical and health care industries. He currently holds a Chair as Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology in Canada, and is an Adjunct Professor at the Institute for Molecular Medicine in California. Dr. Odidi received his B.Sc. degree in Pharmacy, and his M.Sc. in Pharmaceutical Technology and his Ph.D. in Pharmaceutics from the University of London. Dr. Odidi is also a graduate of the Ivey Executive Management Program from Ivey School of Business, and obtained his MBA from the Rotman School of Management at the University of Toronto.
		None	September 2004
5,997,751(2)
3 of 3
Dr. Amina Odidi Director and President and Chief Operating Officer Ontario, Canada
Dr. Amina Odidi is President and Chief Operating Officer of the Company.  She was a co-founder, and has been an officer and/or a director of the Company or its predecessors since 1998.  She has extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies. She has invented or co-invented various proprietary controlled delivery devices for the delivery of pharmaceutical, nutriceutical, biological, agricultural and chemical agents. Previously she has worked for the pharmaceutical and health care industry. She has co-authored articles, papers and textbooks. She received her B.Sc. in Pharmacy, M.Sc. in Biopharmaceutics, and her Ph.D. in Pharmaceutics from the University of London.
		None	September 2004
5,997,751(2)
3 of 3
John Allport (4) Director Ontario, Canada
Mr. Allport is Vice-President, Legal Affairs and Licensing for the Company.  He has been an officer and/or a director of the Company or its predecessors since 1998.  Mr. Allport has in excess of twenty years' experience in the field of intellectual property law as a litigator with the international IP firm Sim Lowman Ashton & McKay LLP of Toronto, acting for and against many Fortune 500 companies. In that position, he also assisted in the creation and exploitation of the extensive IP licensing interests of such international licensing giants as Walt Disney Corporation, the Canadian Olympic Association and the World Wildlife Fund.
		None	September 2004
110,558
2 of 3

Name and Position with the Company and Place of Residence	Principal Occupation and Biography	Other Public Company Boards	Director Since ____________________ Common shares beneficially owned or controlled or directed(1) ____________________ Board Meeting Attendance (including telephone meetings)(5)
Bahadur Madhani (3) Director Ontario, Canada
Mr. Madhani is President and CEO of Equiprop Management Limited, a consulting business.  He is currently Chair of YMCA Canada.  He was previously a member of the advisory board of Quebecor Ontario. Mr. Madhani has also served as former Chairman of United Way of Toronto, former Chair of the YMCA of Greater Toronto, former Chair of the Nelson Mandela Children's Fund of Canada., former Vice-Chair of YMCA Canada and former Chair, Toronto Grants Review Team of the Ontario Trillium Foundation.  He was awarded membership in the Order of Canada in 2001.
		None	March 2006
4,007
3 of 3
Kenneth Keirstead (3) (4) Director New Brunswick, Canada
Mr. Keirstead is Executive Manager of the Lyceum Group, a consulting business. He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on health care and related services topics.
		None	January 2006
Nil
3 of 3
Dr. Eldon R. Smith (3) (4) Director Alberta, Canada
Dr. Smith is President and CEO of Eldon R. Smith and Associates Ltd., a consulting business, and professor emeritus at the University of Calgary, Faculty of Medicine, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  He is currently on the board of Alberta Health Services. Dr. Smith is past President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.
		Canadian Natural Resources Limited; Aston Hill Financial Inc.; Resverlogix Corp.; Zenith Epigenetics Corp.	October 2009
21,731
3 of 3
Notes:

(1)	The information as to shares beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by each director individually.
(2)
5,997,751shares held by Odidi Holdings Inc., a private company owned and controlled by Dr. Isa Odidi, Dr. Amina Odidi and their family trust. On January 10, 2013, the Company completed a private placement financing by the Debenture in the principal amount of US$1.5 million, which was originally to mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and officers of the Company, provided the Company with the US$1.5 million of proceeds for the Debenture. Effective October 1, 2014, the original maturity date for the Debenture was extended to July 1, 2015.

(3)	Member of the Company’s audit committee (the “Audit Committee”) and the Company’s compensation committee (the “Compensation Committee”).
(4)	Member of the Company’s corporate governance committee (the “Corporate Governance Committee”).
(5)	Committee meetings were held on an as-needed basis throughout the year and are not reflected in these numbers.

The TSX has adopted amendments to the TSX Company Manual which require listed companies to disclose whether they have adopted a majority voting policy for the election of directors for non-contested meetings and if not, (i) explain their practices for electing directors, and (ii) why they have not adopted a majority voting policy. The Board has not, as of yet, adopted a majority voting policy. Directors are elected at each annual general meeting of shareholders. Nominations are called for at the meeting. If the number of nominees for election as director exceeds the number fixed for such election, the persons with the most “for” votes will be elected. If the number of persons nominated for election as a director at the meeting is the same as or less than the number of directors fixed, then the persons nominated will be elected by acclamation. The Board has noted that based on the historical results of its annual election process, its nominees have consistently received majority of support from shareholders. However, as part of its annual process of determining director nominees, the Board and the Corporate Governance Committee closely examines directors who do not have the support of a majority of shareholders, if any, before nominating those individuals for re-election. In addition, the Board will notify the TSX if a person nominated for election as director at the Meeting has received a majority of withhold votes.

The Company continues to review and consider, among other things, its director election voting policy, evolving market practices on majority voting policies and best practices in corporate governance, and will make a determination with respect to the adoption of a majority voting policy at the appropriate time.

2.	Appointment and Remuneration of Auditor

The Company’s auditor is Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

The total fees paid or accrued by the Company for audit and other services provided by Deloitte during 2014 and 2013 were:

	2014		2013
Audit Fees(1)	$	C362,566	$	C312,530
Audit-Related Fees(2)		50,290		-
Tax Fees(3)		27,298		40,237
Total Fees	$	C440,154	$	C352,767

Notes:

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and Form 20-F, Form F-3, base shelf prospectus activities and prospectus supplement activities.

(2)	Audit-related fees consist of consultation on accounting and disclosure matters.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of Deloitte LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration. Deloitte LLP, Chartered Accountants, has been the auditor of the Company since October 22, 2009.

3.	Approval of Unallocated Stock Options under the Option Plan

The shareholders of the Company approved the introduction of the “rolling” provisions of the Option Plan (as hereinafter defined) in 2009, and approved the maximum number of common shares being available for issuance thereunder equal to 10% of the number of common shares outstanding on the date of grant. The TSX requires that unallocated options, rights or other entitlements under the Option Plan be approved by the Company’s directors and shareholders every three years after the institution of the Option Plan. As March 29, 2015 represents the third anniversary since the last of such approvals, all unallocated options, rights or other entitlements under the Option Plan must again be approved by the Company’s shareholders at the Meeting. For further details regarding the Option Plan, see “Executive Compensation – 1. Compensation Discussion and Analysis – Option-Based Awards”, below.  As at the date of this Management Proxy Circular, options to acquire 1,970,100 common shares, representing approximately 8.4% of the 23,541,611 currently issued and outstanding common shares, have been granted under the Option Plan. Therefore, there are unallocated options (which were previously approved on March 29, 2002) to acquire 384,061 common shares, representing approximately 1.6% of the currently issued and outstanding common shares. The Board approved all unallocated options under the Option Plan as being available for issuance under the Option Plan, subject to shareholder approval of the Stock Option Plan Resolution (defined below) by a majority of votes cast at the Meeting in respect thereof. Shareholder approval will exclude the votes of insiders who are entitled to receive a benefit under the Option Plan.

If approval of the Stock Option Plan Resolution is not obtained at the Meeting, options which have not been allocated as of March 29, 2015 and options which are outstanding as of March 29, 2015 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options under the Option Plan will continue to be unaffected by the approval or disapproval of the Stock Option Plan Resolution.

Shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and if thought appropriate, to pass, with or without variation, the following resolution (the “Stock Option Plan Resolution”):

“BE IT RESOLVED THAT:

1.
all unallocated options, rights or other entitlements under the Stock Option Plan of the Company as described in the management proxy circular dated March 9, 2015 are hereby approved and authorized until the date of the Company’s annual shareholders’ meeting in 2018 (provided that such meeting is held on or prior to April 21, 2018), subject to the Company obtaining all required approvals from the Toronto Stock Exchange and any other regulatory authorities; and

2.
any director or officer of the Company is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.”

The Board has unanimously approved the Stock Option Plan Resolution and recommends to shareholders of the Company that they vote FOR the Stock Option Plan Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Stock Option Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

Background

The Company is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company’s patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, the Company has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications (“ANDAs”) filed with the United States Food and Drug Administration (“FDA”) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain. Several of these products are partnered. As of November 30, 2014, the Company had 46 full-time employees engaged in administration and research and development.

Compensation Governance

The Company’s Compensation Committee is comprised of three directors, Messrs. Madhani, Keirstead and Smith, each of whom is considered “independent” within the meaning of section 2.4 of Form 51-102F6 – Statement of Executive Compensation.  Each member of the Compensation Committee has sufficient experience in order to make decisions on the suitability of the Company’s compensation policies and practices.  See the biography of each member of the Compensation Committee under the heading “Election of Directors”.

The Compensation Committee recommends compensation policies concerning officers and senior management to the Board. The Corporate Governance Committee recommends compensation policies concerning independent directors to the Board. The Board makes the final determinations regarding the adequacy and form of the compensation for non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a director’s independence.  Further details relating to the role and function of the Compensation Committee and the Corporate Governance Committee is provided in Schedule “A” to this Management Proxy Circular.

Risk Management

The Board is responsible for identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks. Through the Compensation Committee, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed below and considers the risks relating to such policies, if any. The Compensation Committee is ultimately responsible for ensuring compliance of the compensation policies and practices of the Company. To date, the Board and Compensation Committee have not identified any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Objectives

The overall objectives of the Company’s compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company.  The Company’s compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones applicable to their services.

Elements of Compensation

The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers (as hereinafter defined) for the most recently completed financial year are: (a) base salary and discretionary bonuses; (b) long-term incentives in the form of stock options; (c) restricted and deferred share unit awards; and (d) perquisites and personal benefits. Prior to the most recently completed financial year, the Named Executive Officers have also received option-based awards which were assumed by the Company pursuant to the plan of arrangement completed on October 22, 2009.

Base Salary and Discretionary Bonus

Base salary is a fixed element of compensation payable to each Named Executive Officer for performing his or her position’s specific duties. The amount of base salary for a Named Executive Officer has been determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary.  To date, the level of base salary has not impacted the Company’s decisions about any other element of compensation and the Board may consider discretionary bonuses for individual employees based on exceptional performance by such individuals in a particular fiscal year.

Option-Based Awards

Option-based awards are a variable element of compensation that rewards each Named Executive Officer for individual and corporate performance overall determined by the Board. Option-based awards are intended to fit into the Company’s overall compensation objectives by aligning the interests of all Named Executive Officers with those of the Company, and linking individual Named Executive Officer compensation to the performance of the Company. The Board, which includes three of the five Named Executive Officers, is responsible for setting and amending any equity incentive plan under which an option-based award is granted.

The Company has in place a stock option plan (the “Option Plan”) for the benefit of certain officers, directors, employees and consultants of the Company, including the Named Executive Officers (as described in greater detail under the heading “Incentive Plan Awards – Option Plan”). Named Executive Officers have been issued options under such plan.

The Option Plan was adopted effective October 22, 2009 as part of the Arrangement and Merger Transaction approved by the shareholders of Intellipharmaceutics Ltd., our predecessor company, at the meeting of shareholders on October 19, 2009.  Subject to the requirements of the Option Plan, the Board, with the assistance of the Compensation Committee, has the authority to select those directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares of the Company may be purchased.  Grants are determined based on individual and aggregate performance as determined by the Board.

The key features of the Option Plan are as follows:

•	The eligible participants are full-time and part-time employees, officers and directors of, or consultants to, the Company or its affiliates, which may be designated from time to time by the Board.

•
The fixed maximum percentage of common shares issuable under the Option Plan is 10% of the issued and outstanding common shares from time to time. The Option Plan will automatically “reload” after the exercise of a an option provided that the number of common shares issuable under the Option Plan does not then exceed the maximum percentage of 10%.

•
There are no restrictions on the maximum number of options which may be granted to insiders of the Company other than not more than 1% of the total common shares outstanding on a non-diluted basis can be issued to non-

executive directors of the Company pursuant to options granted under the Option Plan and the value of any options granted to any non-executive director of the Company, shall not, on an annual basis, exceed $100,000.

•
The Board determines the exercise price of each option at the time the option is granted, provided that such price is not lower than the “market price” of common shares at the time the option is granted.  “Market price” means the volume weighted average trading price of common shares on the TSX, or another stock exchange where the majority of the trading volume and value of common shares occurs, for the five trading days immediately preceding the relevant date, calculated in accordance with the rules of such stock exchange.

•	Unless otherwise determined by the Board, each option becomes exercisable as to 33⅓% on a cumulative basis, at the end of each of the first, second and third years following the date of grant.

•
The period of time during which a particular option may be exercised is determined by the Board, subject to any Employment Contract or Consulting Contract (both as hereinafter defined), provided that no such option term shall exceed 10 years.

•
If an option expiration date falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company’s respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.

•	Options may terminate prior to expiry of the option term in the following circumstances:

•	on death of an optionee, options vested as at the date of death are immediately exercisable until the earlier of 180 days from such date and expiry of the option term; and

•
if an optionee ceases to be a director, officer, employee or consultant of the Company for any reason other than death, including receipt of notice from the Company of the termination of his, her or its Employment Contract or Consulting Contract (as defined below), options vested as at the date of termination are exercisable until the earlier of 120 days following such date and expiry of the option term, subject however to any contract between the Company and any employee relating to, or entered into in connection with, the employment of the employee or between the Company and any director with respect to his or her directorship or resignation there from (an “Employment Contract”), any contract between the Company and any consultant relating to, or entered into in connection with, services to be provided to the Company (a “Consulting Contract”) or any other agreement to which the Company is a party with respect to the rights of such person upon termination or change in control of the Company.

•	Options and rights related thereto held by an optionee are not to be assignable or transferable except on the death of the optionee.

•
If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or any of the issued and outstanding common shares of the Company, then all options outstanding become immediately exercisable in order to permit common shares issuable under such options to be tendered to such bid.

•
If there is a consolidation, merger, amalgamation or statutory arrangement involving the Company, separation of the business of the Company into two or more entities or sale of all or substantially all of the assets of the Company to another entity, the optionees will receive, on exercise of their options, the consideration they would have received had they exercised their options immediately prior to such event.  In such event and in the event of a securities exchange take-over bid, the Board may, in certain circumstances, require optionees to surrender their options if replacement options are provided. In the context of a cash take-over bid for 100% of the issued and outstanding common shares of the Company, optionees may elect to conditionally surrender their options or, if provided for in an agreement with the offeror, automatically exchange their options for options of the offeror.

•
The Board may from time to time in its absolute discretion amend, modify and change the provisions of the Option Plan or any options granted pursuant to the Option Plan, provided that any amendment, modification or change to the provisions of the Option Plan or any options granted pursuant to the Option Plan shall:

•	not adversely alter or impair any option previously granted;

•	be subject to any regulatory approvals, where required, including, where applicable, the approval of the TSX and/or such other exchange as may be required; and

•	not be subject to shareholder approval in any circumstances, except where the amendment, modification or change to the Option Plan or option would:

i.	reduce the exercise price of an option held by an insider of the Company;

ii.	extend the term of an option held by an insider beyond the original expiration date (subject to such date being extended in a black-out extension situation);

iii.	increase the fixed maximum percentage of common shares issuable under the Option Plan; or

iv.	amend the amendment provision of the Option Plan;

in which case the amendment, modification or change will be subject to shareholder approval in accordance with the rules of the TSX and/or such other exchange as may be required. Amendments to the Option Plan not requiring shareholder approval may for example include, without limitation:

•
amendments of a “housekeeping nature”, including any amendment to the Option Plan or a option that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

•	changes to the exercise of an option to an exercise price not below the “market price” unless the change is a reduction in the exercise price of an option held by an insider of the Company;

•	amendments altering, extending or accelerating any vesting terms or conditions in the Option Plan or any options;

•	changes amending or modifying any mechanics for exercising an option;

•
amendments changing the expiration date (including acceleration thereof) or changing any  termination provision in any option, provided that such change does not entail an extension beyond the original expiration date of such option (subject to such date being extended in a black-out extension situation);

•
amendments introducing a cashless exercise feature, payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Option Plan maximum;

•	amendments changing the application of the provisions of the Option Plan dealing with adjustments in the number of shares, consolidations and mergers and take-over bids;

•	amendments adding a form of financial assistance or amending a financial assistance provision which is adopted;

•	amendments changing the eligible participants of the Option Plan; and

•	amendments adding a deferred or restricted share unit provision or any other provision which results in participants receiving securities while no cash consideration is received by the Company.

The Board may discontinue the Option Plan at any time without consent of the participants under the Option Plan provided that such discontinuance shall not adversely alter or impair any option previously granted.

A copy of the Option Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 or on www.sedar.com.

The 2,354,161 shares that are currently authorized for issuance under the Option Plan represent 10% of the common shares issued and outstanding as at the Record Date.  Of the options authorized for issuance under the Option Plan, a total of 1,970,100 have been issued, representing 8.4% of the shares issued and outstanding as of the date of this Circular.

The Company has also granted performance-based options to Dr. Isa Odidi and Dr. Amina Odidi pursuant to a separate option agreement, which was negotiated at the same time as their employment agreements. These options vest upon the Company attaining certain milestones relating to FDA filings and approvals for the development of Company drugs, such that 276,394 options vest in connection with each of the FDA filings for the first five Company drugs and 276,394 options vest in connection with each of the FDA approvals for the first five company drugs. To date, the level of these performance-based options has been taken into account by the Board and impacted the Company’s decisions about base salary and option-based awards under the Option Plan for the said Named Executive Officers.

Restricted Share Unit Awards for Officers & Employees

The Company established a restricted share unit plan (the “RSU Plan”) to form part of its incentive compensation arrangements available for officers and employees of the Company and its designated affiliates as of May 28, 2010, when the RSU Plan received shareholder approval.

The key features of the RSU Plan are as follows:

•
The stated purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of employees and officers of the Company and the designated affiliates of the Company and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of common shares by  employees and officers of the Company, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and officers due to the opportunity offered to them to acquire a proprietary interest in the Company and to align their interests with those of the Company.

•
Employees and officers, including both full-time and part-time employees, of the Company and any designated affiliate of the Company, but not any directors of the Company, are eligible to participate under the RSU Plan. By the terms of the RSU Plan, Dr. Isa Odidi, the Chief Executive Officer of the Company, and Dr. Amina Odidi, the President and Chief Operating Officer of the Company, are specifically not eligible to participate.

•
The RSU Plan will be administered by the Board or a committee thereof, which will determine, from time to time, who may participate in the RSU Plan, the number of RSUs to be awarded and the terms of each RSU, all such determinations to be made in accordance with the terms and conditions of the Plan, based on individual and/or corporate performance factors as determined by the Board.

•
The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan is limited to an aggregate of 330,000 common shares of the Company representing approximately 1.4% of the issued and outstanding common shares of the Company as of the Record Date.

•
A separate notional account will be maintained for each participant under the RSU Plan. Each such account will be credited with RSUs awarded to the participant from time to time by way of a bookkeeping entry in the books of the Company. On the vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled.

•
At the time of the award of RSUs, the Board will determine in its sole discretion the vesting criteria (whether based on time or performance measures of individual and/or corporate performance) applicable to the awarded RSUs. Unless otherwise determined by the Board at the time of the award, RSUs will vest in respect of 33 1/3 % of the common shares subject to the RSUs on the first day after each of the first three anniversaries of the award date of such RSU. Notwithstanding the foregoing, all vesting and issuances or payments, as applicable, will be completed no later than December 15 of the third calendar year commencing after an award date.

•
The RSU Plan provides that any unvested RSUs will vest at such time as determined by the Board in its sole discretion such that participants in the RSU Plan will be able to participate in a change of control transaction, including by surrendering such RSUs to the Company or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.

•
Under the RSU Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.

•
If an “event of termination” of employment has occurred, any and all common shares corresponding to any vested RSUs in a participant’s account, if any, will be issued as soon as practicable after the event of termination to the former participant. If an event of termination has occurred, any unvested RSUs in the participant’s account will, unless otherwise determined by the Board in its discretion, forthwith and automatically be forfeited by the participant and cancelled. Notwithstanding the foregoing, if a participant is terminated for just cause, each unvested RSU in the participant’s account will be forfeited by the participant and cancelled.  An “event of termination” is defined under the RSU Plan as an event whereby a participant ceases to be eligible under the RSU Plan and is deemed to have occurred by the giving of any notice of termination of employment (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment for any reason whatsoever, including disability or death.

•
No rights under the RSU Plan and no RSUs awarded pursuant to the provisions of the RSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

•
Under the RSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the RSU Plan or any RSUs awarded pursuant to the Plan, provided that any amendment will:

•	not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions in the RSU Plan;

•	be subject to any regulatory approvals including, where required, the approval of the TSX;

•	be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the RSU Plan or RSUs would:

i.
allow for the assignment or transfer of any right under the RSU Plan or a RSU awarded pursuant to the provisions of the RSU Plan other than as provided for under the assignability provisions in the RSU Plan;

ii.	increase the fixed maximum number of common shares which may be issued pursuant to the RSU Plan; or

iii.	amend the amendment provisions of the RSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the RSU Plan or RSU would:

i.
be of a “housekeeping nature”, including any amendment to the RSU Plan or a RSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the RSU Plan or a RSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

ii.	alter, extend or accelerate any vesting terms or conditions in the RSU Plan or any RSU;

iii.	change any termination provision in any RSU;

iv.
introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;

v.	introduce features to the RSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants;

vi.	change the application of the adjustment provisions of the RSU Plan or the change of control provisions of the RSU Plan; or

vii.	change the eligible participants under the RSU Plan.

A copy of the RSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 330,000 common shares that are currently authorized for issuance under the RSU Plan represent approximately 1.4% of the Company’s common shares issued and outstanding as at the Record Date.  No RSUs have been issued and none are outstanding as at the Record Date.

Deferred Share Unit Awards for Outside Directors

The Company established as of May 28, 2010 when it received shareholder approval, a deferred share unit plan (the “DSU Plan”) to permit directors who are not officers of the Company, to defer receipt of all or a portion of their Board fees until termination of Board service and to receive such fees in the form of common shares at that time.

The key features of the DSU Plan are as follows:

•
The DSU Plan is administered by the Board or a committee thereof. Members of the Board who are not salaried officers or employees of the Company or a related corporation are eligible to participate under the DSU Plan. By the terms of the DSU Plan, Dr. Isa Odidi, the Chief Executive Officer of the Company, and Dr. Amina Odidi, the President and Chief Operating Officer of the Company, are specifically not eligible to participate.

•
The number of common shares available for issuance upon redemption of DSUs issued under the DSU Plan is limited to 110,000 common shares of the Company, representing approximately 0.5% of the total number of issued and outstanding common shares as of the Record Date.

•
Each participant may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board fees are payable (on a quarterly basis), the number of DSUs to be credited to the participant is determined by dividing an amount equal to the designated percentage of the Board fees that the participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the TSX) on that fee payment date. The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day. If dividends are declared by the Company, a participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of DSUs the participant holds on the record date for the payment of a dividend. Dividend equivalents are calculated by dividing (i) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs in the participant’s account on the record date for the payment of such dividend, by (ii) the market value of a common share on that dividend payment date.  The market value of a common share is the weighted average trading price of the common shares on any exchange where the common shares are listed (including the TSX) for the last five trading days prior to such day.

•
A participant is permitted to redeem his/her DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. Upon redemption of DSUs, the Company will issue to the participant common shares of the Company equal to the number of DSUs to be redeemed.

•
A separate notional account is maintained for each participant under the DSU Plan. Each such account will be credited with DSUs issued to the participant from time to time by way of a bookkeeping entry in the books of the Company. The DSUs credited to the participant’s account will be cancelled as of the applicable redemption date and following redemption of all DSUs credited to the participant’s account, such participant’s account will be closed.

•
No rights under the DSU Plan and no DSUs credited pursuant to the provisions of the DSU Plan are assignable or transferable by any participant other than pursuant to a will or by the laws of descent and distribution.

•
Under the DSU Plan, the Board may from time to time in its absolute discretion amend, modify and change the provisions of the DSU Plan or any DSUs issued pursuant to the DSU Plan, provided that any amendment will:

•	not adversely alter or impair any DSU previously credited without such participant’s consent in writing except as permitted by the adjustment provisions in the DSU Plan;

•	be subject to any regulatory approvals including, where required, the approval of the TSX;

•	be subject to shareholder approval in accordance with the rules of the TSX in circumstances where the amendment, modification or change to the DSU Plan or DSU would:

i.
allow for the assignment or transfer of any right under the DSU Plan or a DSU credited pursuant to the provisions of the DSU Plan other than as provided for under the assignability provisions in the DSU Plan;

ii.	increase the fixed maximum number of common shares which may be issued pursuant to the DSU Plan; or

iii.	amend the amendment provisions of the DSU Plan; and

•
not be subject to shareholder approval in circumstances (other than those listed in the paragraph immediately above), including, but not limited to, circumstances where the amendment, modification or change to the DSU Plan or DSU would:

i.
be of a “housekeeping nature”, including any amendment to the DSU Plan or a DSU that is necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

ii.
introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, retain a broker and make payments for the benefit of participants to such broker who would purchase common shares through the facilities of the TSX for such participants;

iii.	introduce features to the DSU Plan that would permit the Company to, instead of issuing common shares from treasury upon the redemption of the DSUs, make lump sum cash payments to participants;

iv.	change the application of the adjustment provisions of the DSU Plan ; or

v.	change the eligible participants under the DSU Plan.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The 110,000 common shares that are currently authorized for issuance under the DSU Plan represent approximately 0.5% of the Company’s common shares issued and outstanding as at the Record Date.  A total of 50,347 DSUs that have been issued representing common share rights that comprise approximately 0.2% of the common shares issued and outstanding as at the Record Date.

Perquisites and Personal Benefits

The Company also provides perquisites and personal benefits to its Named Executive Officers, including basic employee benefit plans, which are available to all employees, and a car allowance to cover the cost of an automobile for business purposes. These perquisites and personal benefits were determined through negotiation of an employment agreement with each Named Executive Officer (see “Employment Agreements” below). While perquisites and personal benefits are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of perquisites and benefits. To date, the level of perquisites and benefits has not impacted the Company’s decisions about any other element of compensation.

Other Compensation-Related Matters

The Company’s Share Trading Policy prohibits all directors and officers of the Company from, among other things, engaging in any short sales designed to hedge or offset a decrease in market value of the securities of the Company.

2.	Performance Graph

The performance graph presented illustrates the cumulative total return of a $100 investment in Canadian dollars in the Company’s common shares, compared with the cumulative total return of the S&P/TSX Composite index.

The initial price is the volume weighted average price immediately following the completion of the arrangement agreement with Vasogen.

The trend shown in the performance graph demonstrates an increase in shareholder return from November 30, 2009 to November 30, 2014.  In February 2014, we received approximately $3.1 million as the first payment relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by our development partner, Par Pharmaceutical, Inc. (“Par”).  This represents our share of profits for the 15 and 30 mg strengths of the drug product for the period commencing with the first commercial sales of those strengths on November 19, 2013 and ending December 31, 2013 under our license and commercialization agreement with Par (as amended the “Par agreement”).  Additional profit share payments were received based on calendar quarter sales in accordance with the Par agreement. We recognized aggregate licensing revenue of $8.4 million and milestone revenue of $0.4 million in respect of this Par agreement in fiscal 2014.  Shareholder return was only one of the components used to determine short-term compensation for the Named Executive Officers (as defined below) as the base salaries are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impact the level of base salary, with discretionary bonuses granted at the discretion of the Board.

3.	Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company for the financial years ended November 30, 2014, November 30, 2013 and November 30, 2012 in respect of the Chief Executive Officer of the Company, the Chief Operating Officer of the Company, the Chief Financial Officer, the former Chief Financial Officer and two other officers of the Company who earned greater than $150,000 in total compensation in the fiscal year ended November 30, 2014 (“Named Executive Officers”).

Name and principal position	Year	Salary (U.S.$)(1)	Share- based awards (U.S.$)	Option- based awards (U.S.$)(2)	Non-equity incentive plan compensation (U.S.$)		Pension value (U.S.$)	All other compensation (U.S.$) (4)	Total compensation (U.S.$)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans(3)	Long-term incentive plans
Dr. Isa Odidi, Chairman & Chief Executive Officer	2014 2013 2012	581,965 509,716 454,912	N/A N/A N/A	99,615 368,832 701,741	182,299 N/A N/A	N/A N/A N/A	N/A N/A N/A	10,938 11,718 12,077	775,202 890,266 1,168,730
Dr. Amina Odidi, President & Chief Operating Officer	2014 2013 2012	581,965 509,716 454,912	N/A N/A N/A	99,615 368,832 701,741	182,299 N/A N/A	N/A N/A N/A	N/A N/A N/A	10,938 11,718 12,077	775,202 890,266 1,168,730
Shameze Rampertab, Former VP Finance & Chief Financial Officer (5)	2014 2013 2012	208,884 244,117 251,610	N/A N/A N/A	58,293 81,645 52,049	91,149 70,857 N/A	N/A N/A N/A	N/A N/A N/A	9,571 11,718 12,077	367,897 337,480 315,736
John Allport, VP Legal Affairs & Licensing	2014 2013 2012	132,167 141,588 145,934	N/A N/A N/A	99,615 68,922 589,411	91,149 N/A N/A	N/A N/A N/A	N/A N/A N/A	10,938 11,718 12,077	333,869 222,227 747,422
Domenic Della Penna Chief Financial Officer(6)	2014	5,222	N/A	34,573	N/A	N/A	N/A	342	40,137

Notes:

(1)
Salaries paid by the Company to each Named Executive Officer are paid in Canadian dollars.  All amounts are expressed in U.S. dollars converted at the exchange rate of U.S.$0.9115 to C$1.00 (2013 – U.S.$0.9765; 2012 – U.S.$1.0064) being the average closing exchange rate quoted by the Bank of Canada for the respective periods.  Salary includes all amounts paid or payable to the Named Executive Officer.  Actual amount paid to each Named Executive Officer in fiscal 2014, 2013 and 2012 are as disclosed in the table. During the year ended November 30, 2014, the Company paid U.S.$336,327 in salary to Dr. Isa Odidi and Dr. Amina Odidi, related to years prior to 2010.

(2)
The Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares upon payment of U.S.$3.62 per share, subject to satisfaction of the performance vesting conditions. The value of the option-based awards are determined using the Black-Scholes pricing model calculated as at the award date.

(3)	Amount awarded at the discretion of the Board. This bonus was paid in the second quarter of 2014 and the first quarter of 2012.

(4)	“All other compensation” includes car allowances and other miscellaneous benefits.

(5)	Mr. Rampertab served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective October 10, 2014.

(6)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and the terms of the separate agreement relating to performance-based options applicable to Drs. Isa and Amina Odidi described below.

Employment Agreements

The employment agreement with Dr. Isa Odidi, the Chief Executive Officer of the Company, effective September 1, 2004 entitles Dr. Isa Odidi to receive a base salary of U.S.$200,000 per year, which is paid in Canadian dollars, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company.  In April 2010, Dr. Isa Odidi offered and agreed to amend his employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in his base salary of twenty per cent each year;

and agreed to roll back his base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year. Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Isa Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Isa Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Isa Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013. In March 2014, Dr. Isa Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014.

The employment agreement with Dr. Amina Odidi, the President and Chief Operating Officer of the Company, effective September 1, 2004 entitles Dr. Amina Odidi to receive a base salary of U.S.$200,000, which is paid in Canadian dollars, per year, to be increased annually each year during the term of the agreement by twenty percent of the prior year’s salary. In addition, she is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs, except for the RSU Plan and DSU Plan; and (c) a car allowance of up to U.S.$1,000 per month. The initial term of the employment agreement was until September 30, 2007, at which time, pursuant to the terms of the agreement, the agreement was deemed to be extended automatically for an additional three-year period on the same terms and conditions (i.e. until September 30, 2010). The agreement will continue to be extended automatically for successive additional three-year periods on the same terms unless the Company gives Dr. Odidi contrary written notice at least two years prior to the date on which the agreement would otherwise be extended. See “Termination and Change of Control Benefits” below.  Dr. Odidi’s employment agreement was amended on August 1, 2007 and June 8, 2009 to include intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2010, Dr. Amina Odidi offered and agreed to amend her employment agreement effective as of December 1, 2009, to eliminate the right to annual increases in her base salary of twenty per cent each year; and agreed to roll back her base salary effective December 1, 2009 to the level payable under the employment agreement for the period from September 2008 to August 2009, being C$452,000 per year.  Under this amendment, the base salary is open to potential increase on an annual basis at the discretion of the Board and Dr. Amina Odidi is eligible to receive a performance bonus, based on the performance, including that of Dr. Odidi and the Company, as may be determined in the discretion of the Board. In February 2012, Dr. Amina Odidi received a grant of 300,000 options of which 200,000 vested immediately on issuance and the remaining 100,000 options vested on February 17, 2013. In April 2013, Dr. Amina Odidi received a grant of 75,000 options of which 37,500 vested immediately on issuance and the remaining 37,500 options vested on November 30, 2013. In March 2014, Dr. Amina Odidi received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014.

In addition, the Company entered into a separate acknowledgement and agreement with Drs. Isa and Amina Odidi dated October 22, 2009 to be bound by the performance-based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s common shares. These options were not granted under the Option Plan. These options vest upon the Company attaining certain milestones related to the FDA filings and approvals for Company drugs.  The options are exercisable at a price of U.S.$3.62 per share and were to expire in September  2014.  Effective March 27, 2014, the Company’s shareholders approved a two-year extension of the performance-based stock option expiry date to September 2016. As of the date hereof, 1,658,364 of these options have vested and are exercisable.

Shameze Rampertab had served as the Company’s Chief Financial Officer from November 2010 until his resignation effective on October 10, 2014. The employment agreement with Mr. Rampertab, effective November 29, 2010, provided for him to receive a base salary of C$180,000, which was paid in Canadian dollars, per year. In addition, he was entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The agreement provided for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. Mr. Rampertab was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vested as to 15,000 each year on November 29, 2011, 2012 and 2013. The agreement was extended and entitled Mr. Rampertab to receive a base salary of C$250,000, which was paid in Canadian dollars, per year, and a grant of 40,000 options, which vest 13,334 each year on February 16, 2013, 2014 and 2015. Mr. Rampertab’s employment agreement included intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Rampertab received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013. In March 2014, Mr. Rampertab received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2014.

The employment agreement with Domenic Della Penna, the Chief Financial Officer of the Company, effective November 24, 2014 entitles Mr. Della Penna to receive a base salary of C$275,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,500 per month. The agreement provides for automatic renewal from year to year in absence of notice of termination from the Company at least 60 days prior to the anniversary date. If the agreement is terminated without cause, it requires payment to Mr. Della Penna based upon a formula that commences with the equivalent of approximately three months’ base salary and increases by approximately six weeks of base salary for every full year of service. If such termination without cause occurs within six months of a change of control of the Company that occurs after November 24, 2015, it requires payment to Mr. Della Penna based on a formula that commences with the equivalent of approximately thirteen months’ base salary and increases by approximately six weeks for every full year of service.  Mr. Della Penna’s employment agreement contains intellectual property, non-competition and non-solicitation provisions in favour of the Company. Mr. Della Penna was granted 60,000 options, of which 15,000 vested immediately on issuance and the remaining options vest as to 15,000 each year on November 30, 2015, 2016 and 2017.

The employment agreement with John Allport, the Vice President Legal Affairs and Licensing, effective September 1, 2004 entitles Mr. Allport to receive a base salary of C$95,000, which is paid in Canadian dollars, per year. In addition, he is entitled to: (a) participate in the Option Plan; (b) participate in all employee benefit plans and programs; and (c) a car allowance of C$1,000 per month. The employment agreement is for an indefinite term subject to termination on six months’ notice. In December 2011, Mr. Allport’s base salary was increased to C$145,000. In February 2012, Mr. Allport received a grant of 250,000 options of which 175,000 vested immediately on issuance and the remaining 75,000 options vested on February 17, 2013. Mr. Allport’s employment agreement includes intellectual property, non-competition and non-solicitation provisions in favour of the Company. In April 2013, Mr. Allport received a grant of 25,000 options of which 12,500 vested immediately on issuance and the remaining 12,500 options vested on November 30, 2013. In March 2014, Mr. Allport received a grant of 50,000 options of which 25,000 vested immediately on issuance and the remaining 25,000 options vested on November 30, 2014.

4.	Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year. Each option grant allows the holder to purchase one of the Company’s common shares.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
(a)	(b)	(c)	(d)	(e) (2)	(f)	(g)
Drs. Isa Odidi and Amina Odidi(1)	2,763,940	US$3.62	Sept. 10, 2016	US$884,461	N/A	N/A
Dr. Isa Odidi	300,000 75,000 50,000	C$3.27 C$1.81 C$4.29	Feb. 16, 2022 Apr. 13, 2020 Feb. 28, 2019	C$6,000 C$220,500 N/A	N/A N/A N/A	N/A N/A N/A
Dr. Amina Odidi	300,000 75,000 50,000	C$3.27 C$1.81 C$4.29	Feb. 16, 2022 Apr. 13, 2020 Feb. 28, 2019	C$6,000 C$220,500 N/A	N/A N/A N/A	N/A N/A N/A
Shameze Rampertab(3)	60,000 40,000 25,000 25,000	C$2.62 C$3.27 C$1.81 C$4.29	Nov. 29, 2020 Feb. 16, 2017 Apr. 13, 2020 Feb. 28, 2019	C$39,600 C$4,000 C$36,750 N/A	N/A N/A N/A N/A	N/A N/A N/A N/A
John Allport	250,000 25,000 50,000	C$3.27 C$1.81 C$4.29	Feb. 16, 2022 Apr. 13, 2020 Feb. 28, 2019	C$2,500 C$36,750 N/A	N/A N/A N/A	N/A N/A N/A
Domenic Della Penna(4)	60,000	C$3.22	Nov. 30, 2024	C$3,600	N/A	N/A

Notes:

(1)	These option-based awards are held jointly.
(2)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX for C$ exercise prices and Nasdaq for US$ exercise prices on November 30, 2014 (C$3.28 and $2.90, respectively) and multiplying the result by the number of common shares underlying an option.

(3)	Mr. Rampertab served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective October 10, 2014.
(4)	Mr. Della Penna was appointed as Chief Financial Officer of the Company effective November 24, 2014.

Incentive Plan Awards – Value Vested or Earning During the Year – The following table sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
(a)	(b) (1)	(c)	(d)
Drs. Isa Odidi	C$4,750	N/A	Nil
Dr. Amina Odidi	C$4,750	N/A	Nil
Shameze Rampertab (2)	C$11,708	N/A	Nil
John Allport	C$4,750	N/A	Nil
Domenic Della Penna (3)	C$900	N/A	Nil

Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)	Mr. Rampertab served as the Company’s Vice President and Chief Financial Officer from November 2010 until his resignation effective October 10, 2014.
(3)	Mr. Della Penna was appointed Chief Financial Officer of the Company effective November 24, 2014.

5.	Pension Plan Benefits

The Company does not provide a defined benefit pension plan or a defined contribution pension plan for any of its Named Executive Officers, nor does it have a deferred compensation pension plan for any of its Named Executive Officers. There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.

6.	Termination and Change of Control Benefits

The employment agreement with each of Dr. Isa Odidi and Dr. Amina Odidi (collectively the “Odidis”), by virtue of it being a fixed-term agreement with automatic renewal provisions, effectively provides for payments to the Odidis following termination of the employment agreement unless the agreement has been terminated in accordance with its terms.  As a result, if either of the Odidis had been terminated on the last business day of the Company’s most recently completed financial year, it is estimated that an amount of up to approximately C$1.3 million would be payable to each of the Odidis, which is the amount that would have been payable through to September 30, 2016, at each of the Odidis’ current annual salary level.  Given their nature as fixed term employment agreements, if notice is properly provided to not renew the agreement following the term ending September 30, 2016, then as such date approaches the amount payable upon termination to the Odidis will decrease to the point where no amount would be payable upon termination as at September 30, 2016.  Any termination of the employment of the Odidis must be undertaken by and is subject to the prior approval of the Board.  There are no payments applicable under the employment agreements of the Odidis relating to a change of control of the Company.

For a discussion of certain termination and change of control benefits under the employment agreement with Mr. Della Penna, please see the description of his employment agreement under the heading “Employment Agreements” above.

7.	Compensation of Directors

The following table sets forth all amounts of compensation provided to the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total
(a)	(b)	(c) (1)	(d) (2)	(e)	(f)	(g)	(h)
Eldon Smith	C$23,569	C$22,650	C$138,687	N/A	N/A	N/A	C$184,906
Kenneth Keirstead	C$56,969	N/A	C$138,687	N/A	N/A	N/A	C$195,656
Bahadur Madhani	C$62,563	N/A	C$138,687	N/A	N/A	N/A	C$201,250

Notes:

(1)	DSUs that were earned. Does not include DSUs earned in the previous financial year and granted in the most recently completed financial year.

(2)	Option-based awards for fiscal year 2014 were issued on March 13, 2014 and November 30, 2014.

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the following:  Non-management directors receive an annual retainer of $25,000 paid in Canadian dollars. The Audit Committee chair receives an annual retainer of $10,000 paid in Canadian dollars. The Corporate Governance Committee chair and Compensation Committee Chair, each receives an annual retainer of $5,000 paid in Canadian dollars. Non-chair committee members, are paid an additional $2,500 per year per committee paid in Canadian dollars. Meetings will result in an additional $1,000 per day per meeting paid in Canadian dollars.

Outstanding Option-Based Awards and Share-Based Awards – The following table sets forth all amounts of option-based and share-based awards to the non-executive directors for the Company’s most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested
(a)	(b)	(c)	(d)	(e) (1)	(f) (2)	(g) (3)
Eldon Smith	5,000 25,000 10,000 25,000 37,500 37,500	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019	C$2,000 C$750 C$4,000 C$36,750 C$2,250 N/A	49,909 Nil Nil Nil Nil Nil	C$160,750 Nil Nil Nil Nil Nil
Kenneth Keirstead	5,000 25,000 10,000 25,000 37,500 37,500	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019	C$2,000 C$750 C$4,000 C$36,750 C$2,250 N/A	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Bahadur Madhani	5,000 25,000 10,000 25,000 37,500 37,500	C$2.88 C$3.25 C$2.88 C$1.81 C$3.22 C$4.29	Nov. 30, 2016 Nov. 30, 2016 Oct. 22, 2019 Apr. 13, 2020 Nov. 30, 2019 Feb. 28, 2019	C$2,000 C$750 C$4,000 C$36,750 C$2,250 N/A	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1)
The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of the common shares of the Company on the TSX on November 30, 2014 (C$3.28) and multiplying the result by the number of common shares underlying an option.

(2)	These DSUs are permitted to be redeemed only following termination of Board service. Includes DSUs earned as at November 30, 2014.
(3)
The value of DSUs at year-end is calculated from the closing price of the common shares of the Company on the TSX on November 30, 2014 (C$3.28) and multiplying by the number of common shares underlying a DSU.

Incentive Plan Awards – Value Vested or Earned During The Year – The following table sets forth all amounts of option-based and share-based awards vested to the non-executive directors of the Company for the most recently completed financial year and no non-equity incentive plan compensation was earned during the most recently completed financial year.

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year (U.S.$)	Non-equity incentive plan compensation - Value earned during the year
(a)	(b) (1)	(c) (2)	(d)
Eldon Smith	C$4,688	Nil	Nil
Kenneth Keirstead	C$4,688	N/A	Nil
Bahadur Madhani	C$4,688	N/A	Nil

Notes:

(1)
The amount represents the theoretical total value if the options had been exercised on the vesting date, established by calculating the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price.

(2)
The amount represents the theoretical total value of DSUs which were fully vested on their respective dates of issuance. DSUs are issued at the calculated market value of a common share on the date of issuance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company’s equity compensation plans is provided below, as of November 30, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants and rights (U.S.$)	Number of securities remaining available for future issuance under equity compensation plans (excluding all securities reflected in column
	(a)	(b)	(c)
Equity compensation plans approved by security holders (Employee Stock Option Plan)	2,094,268	4.40	251,393
Equity compensation plans not approved by security holders(1)	2,763,940	3.62	N/A
TOTAL	4,858,208	3.96	251,393

Note:

(1) Includes 2,763,940 of performance-based options issued to certain Named Executive Officers. See “Executive Compensation”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

Since the beginning of the Company’s last financial year, no present or former director or officer, or any associate of such director or officer is currently or has been indebted to the Company.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Company for the year ended November 30, 2014, for disclosure of information relating to the Audit Committee.  A copy of this document can be found on SEDAR at www.sedar.com or by contacting the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2 telephone (416) 798-3001.  A copy of the Charter of the Audit Committee is attached to Annual Information Form as Schedule A.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of the date of Record Date, other than the Arrangement and Merger Transaction that was completed on October 22, 2009 and as otherwise stated in this Management Proxy Circular, based on the information provided to the Company, no director or officer of the Company or any associate or affiliate thereof had any material interest in any transaction completed, in any of the three most recently completed financial years.

Certain directors and senior officers of the Company had interests in the IPC Arrangement Transaction that was completed on October 22, 2009 that are different from the interests of the Company’s shareholders generally.  As at November 30, 2014, the Company repaid an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company.  Repayments of the related party loan were restricted under the terms of the loan such that the principal amount thereof was payable when payment was required solely out of (i) revenues earned by Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”), following the effective date of October 22, 2009 (“effective date”), and/or proceeds received by IPC Corp or its affiliates from the offering of its securities after the effective date (other than the proceeds from the transactions completed in February 2011, March 2012, March 2013 and July 2013), and/or amounts received by IPC Corp for scientific research tax credits of IPC Corp and (ii) up to C$800,000 of the Net Cash from the Vasogen transaction (as defined in the IPC Arrangement Agreement). In March 2014, we repaid the entire outstanding related party loan principal in the amount of US$690,049 (C$764,851) out of licensing revenues earned by IPC Corp. and made interest payments of US$48,504 (C$53,762) in respect of the promissory note in accordance with the IPC Arrangement Agreement.

In addition, on January 10, 2013, the Company completed a private placement financing of an unsecured convertible debenture in the aggregate principal amount of US$1.5 million.  The debenture was originally due to mature January 1, 2015, but effective October 1, 2014, the maturity date was extended to July 1, 2015. The debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, principal stockholders, directors and executive officers of the Company provided the Company with the

US$1.5 million of the proceeds for the debenture.  The Company currently expects to repay this amount from then available cash on or about July 1, 2015.

CORPORATE GOVERNANCE DISCLOSURE

1.	Guidelines

“Corporate governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders’ objectives.  The shareholders elect the members of the Board who in turn are responsible for overseeing all aspects of the operations of the Company, appointing management, and ensuring that the business is managed properly taking into account the interests of the shareholders and other stakeholders, such as employees and patients.

The Board, monitors changes with respect to corporate governance practices and regulatory requirements.  Under National Instrument 58-101 and National Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information in this Management Proxy Circular relating to its corporate governance practices.  The Company’s disclosure is set out below and in Schedule “A” to this Management Proxy Circular.

2.	Mandate of the Board of Directors

The Board has adopted a formal mandate outlining its responsibilities.  The text of the Board’s mandate can be found on the Company’s web site and at www.sedar.com.

The Board is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company.  As part of this overall responsibility, the Board handles the following matters:

•	Succession planning, including appointing, developing, and monitoring senior management and the CEO;

•
Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

•	Identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks;

•	Establishing communication policies for the Company, which should:

a.	address how the Company interacts with analysts, investors, other key stakeholders, and the public;

b.	contain measures with respect to the Company’s compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and

c.	be reviewed at least annually.

•	Ensuring the integrity of the Company’s internal control and management information systems;

•	Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

•	Establishing what business transactions and expenditures require the prior approval of the Board;

•	Establishing specific and effective measures in the Company for receiving shareholder feedback;

•	On an annual basis, communicating to management the Board’s expectations of it;

•	Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

•	Establishing an orientation and education program for all new directors and a continuing education program for all directors;

•	Developing the Company’s approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

•	Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management’s responsibilities;

•	Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

•	Establishing procedures to ensure that the Board functions independently of management;

•	Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

•	Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is “financially literate” and one of whom has “accounting or related financial experience”;

•	Adopting definitions for “financially literate” and “accounting or related financial experience”;

•	Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

•
Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

•	Conducting regular meetings independent of management.

Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company.  If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as “Shareholder Correspondence” to Corporate Secretary, c/o Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, Ontario, M9W 5X2.

SHAREHOLDER PROPOSALS FOR THE 2016 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2016 Annual Meeting of Shareholders that are received by the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, Attention:  Corporate Secretary, no later than the date that is at least 90 days prior to the anniversary of the date that notice of this 2015 Annual and Special Meeting of Shareholders was sent to the shareholders.

ADDITIONAL INFORMATION

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2:

(a)
the Consolidated Financial Statements for the year ended November 30, 2014, together with the accompanying report of the auditor and management’s discussion and analysis for the year ended November 30, 2014;

(b)	this Management Proxy Circular; and

(c)	the Company’s most recent Annual Information Form.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended November 30, 2014.

GENERAL

The information contained herein is given as at March 9, 2015, unless otherwise stated.  The Board has approved the contents and the sending of this Management Proxy Circular.

DATED at Toronto, Ontario, the 9th day of March, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ John Allport
John Allport
Vice President Legal Affairs and Licensing

SCHEDULE A - CORPORATE GOVERNANCE GUIDELINES

The Company believes that effective corporate governance practices are fundamental to the overall success of a company.  The Canadian Securities Administrators have adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 which require the Company to disclose its corporate governance practices.  In addition, the Company must comply with National Instrument 52-110 (“NI 52-110”) with respect to Audit Committees. See details in the accompanying Management Proxy Circular under the heading “Audit Committee Information”.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
1. (a) Disclose the identity of directors who are independent.
The Board has reviewed the independence of each director on the basis of the definition in section 1.4 of NI 52-110, as amended.  A director is “independent” if he or she has no direct or indirect material relationship with the Company.  A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  The Board has determined, after reviewing the roles and relationships of each of the directors, that three out of six of the nominees proposed by Management for election to the Board are independent from the Company.  The Board monitors the disclosure of conflicts of interest by directors and ensures that no director will vote nor participate in a discussion on a matter in respect of which such director has a material interest.  The following nominees have been affirmatively determined by the Board to be independent by the Board:
Mr. Madhani
Mr. Keirstead
Dr. Smith.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board has determined, after reviewing the roles and relationships of each of the directors, that the following three out of six nominees proposed by Management for election to the Board are not independent from the Company since they are currently executive officers of the Company:

Dr. Isa Odidi, Chairman of the Board & Chief Executive Officer,
Dr. Amina Odidi, President and Chief Operating Officer
John Allport, Vice-President, Legal Affairs and Licensing.

(c)   Disclose whether or not a majority of the directors are independent.  If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Three of the six nominees proposed by Management for election to the Board are independent.  The Board monitors the disclosure of conflicts of interest by directors and ensures that no director will vote nor participate in a discussion on a matter in respect of which such director has a material interest.

(d)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other director and the other issuer.

All directorships with other public entities for each of the nominees are set out in this Management Proxy Circular in the table under the heading “Election of Directors”.
(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held during the most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At each Board and committee meeting, including all telephone meetings, there is a portion at which non-independent directors and members of management are not in attendance. There have been one such board meeting, four such Audit Committee meetings and one such Corporate Governance Committee meeting held during the most recently completed fiscal year.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
(f) Disclose whether or not the chair of the Board is an independent director, disclose the identity of the independent chair, and describe his or her role and responsibilities.
Given the size of the Company, the positions of CEO and Chairman of the Board are not split.  The Chairman of the Board is not independent.  The roles and responsibilities of the Chairman include the following:

- working to ensure a strong, effective, well-balanced and representative composition of the Board and its committees
- ensuring that committees are working effectively
- ensuring the Board is receiving timely information of appropriate quality, before, during, and after Board meetings.
- providing leadership for the independent directors by encouraging them to meet independently any time they consider it appropriate to do so.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the most recently completed financial year.
2. Disclose the text of the board’s written mandate.
The Board has adopted a formal mandate for itself.  The mandate of the Board is available on the Company’s website and summary is included in the Management Proxy Circular under “Corporate Governance – Mandate of the Board of Directors”.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2, telephone (416) 798-3001.  A copy of the mandate can be found under the Company’s corporate profile at www.sedar.com. The written mandate of the Board provides that the Board is responsible for the stewardship of the Company including the creation of a culture of integrity, the adoption of a strategic planning process that takes into account, among other things, the opportunities and risks of the business,  the identification of the principal risks of the business and the implementation of appropriate systems to manage these risks, succession planning, internal control and management information systems and the Company’s approach to corporate governance.

3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.
The Board has developed written position descriptions for the Chairman of the Board, as well as for the Chairman of the Audit Committee, Chairman of the Compensation Committee and Chairman of the Corporate Governance Committee.  Their duties reflect the responsibilities of the committees whose charters are available on the Company’s website and at www.sedar.com.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.
The Company has developed a written position description for the CEO.  The position description of the CEO includes the following duties and responsibilities: strategy, leadership, operations, finance, reporting to the Board, and relations with shareholders, employees and the public.

4. (a)    Briefly describe what measures the board takes to orient new members regarding

(i)  the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s  business.

The Board has an orientation and education program in place for new directors which the Board feels is appropriate having regard to the Company and the current makeup of the Board.  Each director receives relevant corporate and business information on the Company, the Board and its committees.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Presentations and reports are made to the Board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
5. (a)   Disclose whether or not the board has adopted a written code for its directors, officers and employees.  If the board has adopted a written code:

(i)    disclose how an interested party may obtain a copy of the written code;

(ii)   describe how the board monitors compliance with its code; and

(iii)  provide a cross-reference to any material change report(s) filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to employees and its directors, copies of which are available on the Company’s website or at www.sedar.com.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 30 Worcester Road, Toronto, Ontario, M9W 5X2.

The Board regularly monitors compliance with the Code by monitoring corporate activities and also ensures that management encourages and promotes a culture of ethical business conduct.

The Company has developed and the Board has approved various corporate policies, including the Disclosure Policy and the Share Trading Policy.

The Board has not granted any waiver of the Code in favour of a director or executive officer.  Accordingly, no material change report has been required or filed.

(b)   Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board monitors the disclosure of conflicts of interest by directors and ensures that no director will vote nor participate in a discussion on a matter in respect of which such director has a material interest.

(c) Describe any steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company’s Board has adopted a Code of Business Conduct and Ethics applicable to employees and its directors.
6. (a) Describe the process by which the Board identifies new candidates for board nomination.
The Board has a Corporate Governance Committee, copies of whose Charter are available on the Company’s website or at www.sedar.com. The committee makes recommendations to the Board concerning the appointment of such new directors as may be necessary to fill vacancies or the additional needs of the Board. For purposes of filling vacancies on the Board, the Board will review the qualifications of prospective members and determine their relevance taking into consideration the recommendations of the Corporate Governance Committee, current Board composition and the anticipated skills required to round out the capabilities of the Board.

(b) Disclose whether or not the Board has a nominating committee composed entirely of independent directors.
The Board does not have a nominating committee. As above, it does consider the recommendations of the Corporate Governance Committee, of which two of the three members are independent directors.

The responsibility for identifying and recommending individuals to the Board for nomination to the Board as members of the Board and its committees rests with the Corporate Governance Committee, and is ultimately decided by the Board as a whole.  Three out of the six members of the Board are considered independent.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board does not have a nominating committee. It does take into account the recommendations of the Corporate Governance Committee.
7. (a) Describe the process by which the board determines the compensation for your company’s directors and officers.
The Compensation Committee recommends compensation policies concerning officers and senior management to the Board. The Corporate Governance Committee recommends compensation policies concerning independent directors to the Board. The Board makes the final determinations regarding the adequacy and form of the compensation for non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a director’s independence.

Directors who are executives of the Company receive no additional remuneration for their services as directors.

A description of the Company’s practices regarding executive and director compensation is set out in the Management Proxy Circular under the heading “Executive Compensation”.

Directors who are executives of the Company exclude themselves from any determination by the Board of compensation for themselves or any relative.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMMENTS
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Board has a Compensation Committee composed entirely of independent directors. Copies of its Charter are available on the Company’s website or www.sedar.com.
(c) If the board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.
The Compensation Committee is a standing committee of the Board whose primary function is to assist the Board in fulfilling its responsibilities relating to:

a) the development, review and periodic approval of the Company's compensation philosophy that attracts and retains key executives and employees, while supporting the overall business strategy and objectives and links compensation with business objectives and organizational performance;

b) evaluate and approve all compensation of executive officers including salaries, bonuses and equity compensation that are required to be determined;

c) review the Company's stock option plan, the employee restricted stock unit plan and the deferred stock unit plan on an annual basis;

d) review and make recommendations to the Board on compensation payable to senior officers of the Company to be hired subsequent to the adoption of this Charter; and

e) produce a report annually on executive officer compensation for inclusion in the proxy statement of the Company.

8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Corporate Governance Committee is a standing committee of the Board whose primary function is to assist the Board in dealing with the corporate governance matters described in its charter, including recommendations concerning nominations to the Board.

9.     Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.

The Corporate Governance Committee, whose Charter was adopted by the Board in November 2011, has the mandate, going forward, to receive comments and evaluations from all directors as to the performance of the Board and its standing committees, and to annually assess the Board’s performance.  The Chairman of the Corporate Governance Committee will oversee the assessment and evaluation process of the Board and the directors and will report the results to the Board. The Board also monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

Each director will exclude himself/herself from any consideration by the Board of the assessment of the effectiveness and contribution of that director.

(1)	Reference is made to the items in Form 58-101F1 of NI 58-101.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Correction to
Management Proxy Circular dated March 9, 2015

This is a correction in and to Intellipharmaceutics International Inc.’s management proxy circular dated March 9, 2015 (the “Proxy Circular”), which Proxy Circular is issued in connection with the Annual and Special Meeting of Shareholders scheduled for April 21, 2015, as a correction to one item of information in the table of “Incentive Plan Awards” on page 18 of the Proxy Circular. The table of “Incentive Plan Awards” requires correction in column (e) that lists the value of unexercised in-the-money options of Drs. Isa Odidi and Amina Odidi in the first line of the table.  Since such options had no value on the applicable date the value indicated as being $884,461 is hereby corrected to N/A.

______________________

The date of this Proxy Circular Correction is March 9, 2015,

and it is hereby incorporated into and forms part of the Proxy Circular.